Exhibit 99.1

Aurora Cannabis Closes Offering of Convertible Senior Notes

NYSE: ACB | TSX: ACB

EDMONTON, Jan. 24, 2019 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NYSE:ACB) (TSX: ACB) (Frankfurt: 21P; WKN: A1C4WM) today announced that it has closed its previously announced offering of 5.5% convertible senior notes due 2024 for gross proceeds of US$345 million (including US$45 million pursuant to the exercise of the initial purchasers' over-allotment option). The notes were issued at par value.

"These convertible notes offer Aurora the flexibility and optionality to settle the entire principal amount of the notes in the future for cash, shares, or combination thereof," said Aurora CEO Terry Booth. "The transaction signals confidence in our expected future performance and recognition that we have deployed our shareholders' capital in an intelligent way."

Aurora expects to use the net proceeds from the offering of the notes to support its Canadian and international expansion initiatives, for future acquisitions and for general corporate purposes, including working capital requirements to continue the Company's accelerated growth.

The notes are unsecured and will mature on February 28, 2024. The notes bear cash interest semi-annually at a rate of 5.5% per annum. The initial conversion rate for the notes is 138.37 common shares per US$1,000 principal amount of notes, equivalent to an initial conversion price of approximately US$7.23 per common share. The initial conversion rate represents a premium of approximately 10% to the common share closing sale price on the New York Stock Exchange on January 17, 2019 and is subject to adjustment in certain events.

Upon conversion, the notes will be settled in cash, Aurora common shares or a combination of cash and Aurora common shares, at Aurora's election. Aurora has the right to redeem the notes in certain circumstances after February 28, 2022 at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest. Holders also have the right to require Aurora to repurchase their notes upon the occurrence of certain customary events at a purchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest.

This announcement is neither an offer to sell nor a solicitation of an offer to buy the notes or the common shares of Aurora into which the notes are convertible and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

The notes and any common shares of Aurora issuable upon conversion of the notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or any state securities laws, or qualified for distribution by prospectus in Canada, and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements, or sold in Canada absent an exemption from the prospectus requirements of Canadian securities laws.

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 500,000 kg per annum and sales and operations in 22 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high quality product at low cost. Intended to be replicable and scalable globally, our production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and low per gram production costs. Each of Aurora's facilities is built to meet EU GMP standards, and its first production facility, the recently acquired MedReleaf Markham facility, and its wholly owned European medical cannabis distributor Aurora Deutschland, have achieved this level of certification.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes 15 wholly owned subsidiary companies – MedReleaf, CanvasRX, Peloton Pharmaceutical, Aurora Deutschland, H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, Anandia Labs, HotHouse Consulting, MED Colombia, Agropro, Borela, and ICC Labs – Aurora is distinguished by its reputation as a partner and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Capcium Inc. (private), Evio Beauty Group (private), Wagner Dimas (private), CTT Pharmaceuticals (OTCC: CTTH), and Alcanna Inc. (TSX: CLIQ).

Aurora's Common Shares trade on the NYSE and TSX under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website, investor.auroramj.com

Terry Booth, CEO
Aurora Cannabis Inc.

Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Examples of such statements include statements with respect to the planned use of proceeds from the notes offering. The statements are based on the opinion and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements, including prevailing market conditions. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Heather MacGregor, +1.416.509.5416, heather.macgregor@auroramj.com; For Investors: Marc Lakmaaker, +1.647.269.5523, marc.lakmaaker@auroramj.com; Rob Kelly, +1.647.331.7228, rob.kelly@auroramj.com; U.S. Investors: Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, Phone: (212) 896-1233 / (212) 896-1203, Email: pcarlson@kcsa.com / ebarker@kcsa.com

CO: Aurora Cannabis Inc.

CNW 08:24e 24-JAN-19